BOSS TECH, INC.

d/b/a BOSS.Tech

SERIES SEED PREFERRED STOCK
PURCHASE AGREEMENT

$2.64 per share

Maximum Offering: $4,000,000

Effective Date: *[_____, 20__]*

This Series Seed Preferred Stock Purchase Agreement (this "Agreement") is entered into as of *[_____, 20__]*, by and among Boss Tech, Inc., a Delaware corporation (the "Company"), and each of the investors listed on Schedule A attached hereto, as amended from time to time to reflect additional investors admitted at subsequent closings (each, an "Investor" and collectively, the "Investors").

ARTICLE I — DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Charter.

"Agreement" means this Series Seed Preferred Stock Purchase Agreement, as amended from time to time.

"Board" means the Board of Directors of the Company.

"Charter" means the Company's Amended and Restated Certificate of Incorporation, as amended and restated from time to time.

"Closing" means each of the Initial Closing and each Subsequent Closing, as applicable

"Closing Date" means the date of each Closing, as determined by the Company.

"Common Stock" means the Common Stock, par value $0.00001 per share, of the Company.

"Company Counsel" means legal counsel to the Company.

"Disclosure Schedule" means the schedule of exceptions to the Company's representations and warranties attached hereto as Schedule B, as supplemented or amended at each Closing.

"Final Closing Date" means the date that is 180 days following the Initial Closing Date, unless extended by the Board in its sole discretion.

"Fully Diluted Basis" means, as of any date of determination, the total number of shares of Common Stock outstanding, assuming full conversion or exercise of all outstanding convertible securities, options, warrants, and other rights to acquire Common Stock, whether or not then vested or exercisable.

"Initial Closing" means the first Closing of the sale of Shares under this Agreement, at which the Company receives aggregate gross proceeds of not less than the Minimum Threshold.

"Initial Closing Date" means the date on which the Initial Closing occurs.

"IRA" means the Investors' Rights Agreement entered into at the Initial Closing by and among the Company, the Investors, and such other parties as specified therein, as amended from time to time.

"Minimum Threshold" means aggregate gross proceeds of $[_____] received by the Company at the Initial Closing, as determined by the Board prior to the Initial Closing.

"Original Issue Price" means $2.64 per share of Series Seed Preferred Stock, as such amount may be adjusted for stock splits, stock dividends, recapitalizations, and similar events.

"Preferred Director" has the meaning set forth in the Charter and the Amended and Restated Voting Agreement of the Company dated May 18, 2026 (the "Voting Agreement").

"Requisite Investors" means the holders of a majority of the outstanding shares of Series Seed Preferred Stock issued pursuant to this Agreement, voting as a separate class.

"SAFE Agreements" means the outstanding Simple Agreements for Future Equity issued by the Company prior to the Initial Closing, including those held by Wefunder SPV, LLC, John Butz, and ZRF Global LLC.

"Securities Act" means the Securities Act of 1933, as amended.

"Series Seed Preferred Stock" means the Series Seed Preferred Stock, par value $0.00001 per share, of the Company, with the rights, preferences, privileges, and restrictions set forth in the Charter.

"Shares" means the shares of Series Seed Preferred Stock to be purchased by the Investors pursuant to this Agreement, as set forth opposite each Investor's name on Schedule A.

"Transaction Documents" means this Agreement, the Charter, the Amended and Restated Bylaws of the Company, the IRA, the Voting Agreement, and all schedules and exhibits hereto and thereto.

ARTICLE II — PURCHASE AND SALE OF SERIES SEED PREFERRED STOCK

2.1 Sale and Issuance of Series Seed Preferred Stock

Subject to the terms and conditions of this Agreement, at each Closing the Company agrees to sell and issue to each Investor, and each Investor agrees to purchase from the Company, the number of Shares set forth opposite such Investor's name on Schedule A at the Original Issue Price of $2.64 per Share. The aggregate purchase price to be paid by each Investor at each Closing is set forth opposite such Investor's name on Schedule A (such Investor's "Purchase Price").

2.2 Multiple Closings

(a) Initial Closing. Subject to the satisfaction or waiver of the conditions set forth in Article V, the Initial Closing shall occur on such date as the Company shall determine, provided that the Company shall have received aggregate gross proceeds at the Initial Closing of not less than the Minimum Threshold. The Initial Closing shall take place at the offices of Company Counsel, or remotely via electronic exchange of documents and signatures, as the parties shall agree.

(b) Subsequent Closings. Subject to the satisfaction or waiver of the conditions set forth in Article V, the Company may conduct one or more additional closings (each, a "Subsequent Closing") at which additional Investors may purchase Shares on the same terms and conditions as the Initial Closing, provided that:

> (i) each Subsequent Closing occurs on or before the Final Closing Date;

> (ii) the aggregate gross proceeds from all Closings (including the Initial Closing) do not exceed $4,000,000;

> (iii) the Requisite Investors have consented to such Subsequent Closing in writing, which consent shall not be unreasonably withheld; and

> (iv) the Disclosure Schedule delivered at the Initial Closing is updated to reflect any material changes since the Initial Closing Date, and such updated Disclosure Schedule is reasonably acceptable to the Investors participating in such Subsequent Closing.

(c) Additional Investors. At each Subsequent Closing, the Company may add additional Investors by having such Investors execute a counterpart signature page to this Agreement, the IRA, and the Voting Agreement joinder, whereupon such Investors shall be deemed parties to this Agreement and such other Transaction Documents with the same rights and obligations as the Investors who participated in prior Closings.

(d) Pro-Rata Participation. Each Investor who participated in the Initial Closing shall have the right, but not the obligation, to participate in each Subsequent Closing on a pro-rata basis based on such Investor's percentage ownership of the Company on a Fully Diluted Basis immediately following the Initial Closing, subject to the maximum offering amount set forth in Section 2.2(b)(ii). The Company shall provide each Investor with at least ten (10) business days' prior written notice of each Subsequent Closing, specifying the proposed closing date, the aggregate amount to be raised, and each Investor's pro-rata allocation.

2.3 SAFE Conversion

At the Initial Closing, all outstanding SAFE Agreements shall automatically convert into shares of Series Seed Preferred Stock in accordance with the terms of the respective SAFE Agreements and at the Original Issue Price of $2.64 per share (subject to any valuation cap or discount provisions in the applicable SAFE Agreement). The Company shall deliver to each SAFE holder a notice of conversion specifying the number of shares of Series Seed Preferred Stock to be issued upon conversion. The shares issued upon conversion of the SAFE Agreements shall be deemed to be "Shares" for all purposes under this Agreement and the other Transaction Documents, and the holders thereof shall be deemed to be "Investors" hereunder and shall execute counterpart signature pages to the IRA and the Voting Agreement joinder at the Initial Closing.

2.4 Use of Proceeds

The Company shall use the net proceeds from the sale of the Shares for product development and engineering, sales and marketing and go-to-market activities, integration development and strategic partnerships, general and administrative expenses, and working capital, in each case as described in the Company's business plan presented to the Investors, and for such other purposes as the Board shall determine to be in the best interests of the Company. The Company shall not use any proceeds from the sale of the Shares to repay any indebtedness owed to any founder, officer, director, or affiliate of the Company without the prior written consent of the Requisite Investors.

ARTICLE III — REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedule, the Company hereby represents and warrants to each Investor as of the date of each Closing as follows:

3.1 Organization, Good Standing, and Qualification

The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as currently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business, properties, prospects, or financial condition (a "Material Adverse Effect"). The Company wholly owns PURAVIDA SERVICES BY BOSSTECH SOCIEDAD DE RESPONSABILIDAD LIMITADA, a Costa Rica-incorporated entity, as a subsidiary, and has all requisite power and authority with respect to such subsidiary.

3.2 Capitalization

(a) Immediately prior to the Initial Closing (and prior to the conversion of the SAFE Agreements), the authorized capital stock of the Company consists of (i) 20,000,000 shares of Common Stock, of which 8,000,000 shares are issued and outstanding, and (ii) 8,000,000 shares of Preferred Stock, of which no shares are issued and outstanding.

(b) The outstanding shares of Common Stock are held by Felicite Moorman (4,080,000 shares) and Ryan Buchert (3,920,000 shares), each pursuant to a Restricted Stock Purchase Agreement. All such shares were issued in compliance with applicable federal and state securities laws.

(c) Immediately prior to the Initial Closing, the Company has outstanding SAFE Agreements with aggregate face amounts as follows: Wefunder SPV, LLC ($256,525), John Butz ($100,000 — converts to 37,879 shares at $2.64), and ZRF Global LLC ($5,844,000). All such SAFE Agreements were issued in compliance with applicable federal and state securities laws.

(d) The Company has reserved 836,000 shares of Common Stock for issuance pursuant to outstanding equity awards under its equity incentive plan, and 254,909 shares of Common Stock remain available for future issuance under such plan. Except as described in this Section 3.2 and as set forth in the Disclosure Schedule, there are no outstanding options, warrants, rights, convertible securities, or other agreements or commitments pursuant to which the Company is or may become obligated to issue any shares of its capital stock or other securities.

(e) All issued and outstanding shares of capital stock of the Company have been duly authorized, are validly issued, fully paid, and non-assessable, and were issued in compliance with applicable federal and state securities laws. There are no preemptive rights or rights of first refusal with respect to the issuance of any shares of capital stock of the Company, except as expressly provided in the Transaction Documents.

3.3 Authorization

All corporate action required to be taken by the Company's Board of Directors and stockholders in order to authorize the Company to enter into and perform the Transaction Documents has been taken. The Transaction Documents, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.4 Valid Issuance of Shares

The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid, and non-assessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents and applicable state and federal securities laws. The Common Stock issuable upon conversion of the Shares has been duly and validly reserved for issuance, and upon issuance in accordance with the terms of the Charter, will be validly issued, fully paid, and non-assessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents and applicable state and federal securities laws.

3.5 No Conflicts

The execution and delivery of the Transaction Documents and the performance of the obligations of the Company thereunder will not (a) conflict with or violate any provision of the Charter or Bylaws of the Company; (b) conflict with or result in a violation of any law, rule, regulation, order, judgment, or decree applicable to the Company or by which any of its properties or assets are bound; (c) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, any material agreement to which the Company is a party; or (d) result in the creation of any lien or encumbrance on any of the material assets or properties of the Company.

3.6 Governmental Consents and Filings

No consent, approval, order, or authorization of, or registration, qualification, designation, declaration, or filing with, any federal, state, or local governmental authority is required on the part of the Company in connection with the execution and delivery of the Transaction Documents or the consummation of the transactions contemplated hereby, except (a) the filing of a Form D with the SEC pursuant to Regulation D under the Securities Act, and (b) such qualifications or filings under applicable securities laws as may be required in connection with the transactions contemplated by this Agreement, all of which qualifications and filings will be accomplished in a timely manner.

3.7 Litigation

There is no action, suit, proceeding, claim, arbitration, or investigation before any governmental authority or before any arbitrator pending, or to the Company's knowledge, currently threatened in writing against the Company, any of its officers or directors, or any of its assets or properties that (a) if determined adversely to the Company, would result in a Material Adverse Effect, or (b) questions the validity of the Transaction Documents or the right of the Company to enter into them or to consummate the transactions contemplated hereby. The Company is not a party to, or named as subject to the provisions of, any order, writ, injunction, judgment, or decree of any court or governmental or regulatory authority. There is no action, suit, or proceeding initiated by the Company currently pending or that the Company intends to initiate.

3.8 Intellectual Property

(a) The Company owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, domain names, information, and proprietary rights and processes (collectively, "IP Rights") necessary for its business as now conducted and as proposed to be conducted, without any known conflict with, or infringement of, the rights of others.

(b) The Company holds the following registered intellectual property: (i) U.S. Trademark Registration No. 7531731 (BOSS.TECH, Class 042), (ii) U.S. Trademark Registration No. 7770899 (BOSS TECH, Class 042), and (iii) U.S. Trademark Registration No. 7863754 (BOSS TECH, Class 009), each registered on the Principal Register of the USPTO. All three marks are currently registered in the name of BOSS Tech, LLC, the Company's predecessor entity; the Company owns such marks by operation of law pursuant to the January 1, 2024 (filed December 27, 2023) statutory conversion of BOSS Tech, LLC into the Company under Section 265 of the DGCL, and the Company is in the process of updating the USPTO records to reflect the Company's current corporate form.

(c) The Company has filed three provisional patent applications with the USPTO: Application No. 64/054,945 ("Universal Application Programming Interface Reader"), Application No. 64/054,981 ("Software System for Constructing Mini Applications Within a Host Application"), and Application No. 64/054,997 ("System and Method for Synchronizing User Data Across Decentralized and Independent Platforms"), each filed May 1, 2026, with Ryan Buchert and Felicite Moorman as co-inventors. The Company intends to evaluate filing non-provisional applications prior to the expiration of the applicable 12-month provisional period.

(d) To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any IP Rights of any other party. Except as set forth in the Disclosure Schedule, there are no outstanding options, licenses, agreements, claims, encumbrances, or shared ownership interests of any kind relating to the IP Rights of the Company.

(e) The Company has taken commercially reasonable steps to protect and preserve the confidentiality of all trade secrets and other confidential information of the Company. Each current and former employee and contractor of the Company has executed a confidentiality and invention assignment agreement in the form approved by the Board.

3.9 Compliance with Laws

The Company is not in violation of any applicable statute, rule, regulation, order, or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, where such violation would have a Material Adverse Effect. The Company has not received any written notice alleging any such violation.

3.10 Agreements; Actions

(a) Except for the Transaction Documents and as described in the Disclosure Schedule, there are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs, or decrees to which the Company is a party or by which it is bound that may involve obligations of, or payments to, the Company in excess of $50,000, or that contain any non-compete, exclusivity, or change of control provisions.

(b) The Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or any other liabilities individually in excess of $50,000 or in excess of $100,000 in the aggregate, except for trade payables incurred in the ordinary course of business and the SAFE Agreements, (iii) made any loans or advances to any person, other than ordinary advances for business expenses, or (iv) sold, exchanged, or otherwise disposed of any of its material assets or rights.

3.11 Related Party Transactions

Except as set forth in the Disclosure Schedule and as described herein with respect to the SAFE Agreements and the founders' equity arrangements, no employee, officer, or director of the Company, or member of the immediate family of any such person, or any entity in which any such person owns a greater than 5% interest (a "Related Party"), is a party to any contract, agreement, or transaction with the Company or has any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation that competes with the Company. The Company acknowledges that ZRF Global LLC and its wholly owned and partially owned subsidiaries and affiliates are Related Parties, and all transactions with ZRF Global LLC are described in the Disclosure Schedule.

3.12 Rights of Registration and Other Stockholder Rights

Except as required pursuant to the Transaction Documents, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. Except as contemplated by the Transaction Documents, no stockholder of the Company has any right to require the Company to register any of the Company's securities under the Securities Act.

3.13 Employee Matters

(a) To the Company's knowledge, no officer, key employee, or group of key employees has any plans to terminate employment with the Company.

(b) The Company is not a party to or bound by any currently effective employment contract, deferred compensation agreement, bonus plan, incentive plan, profit sharing plan, retirement agreement, or other employee compensation agreement, except as described in the Disclosure Schedule.

(c) The Company has complied in all material respects with all applicable state and federal equal employment opportunity laws, worker's compensation laws, OSHA laws, ERISA, and all other laws, regulations, and orders relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining, and the payment of social security and other taxes.

3.14 Tax Returns and Payments

The Company has timely filed all tax returns and reports required by law. These returns and reports are true and correct in all material respects. The Company has paid all taxes and other assessments due, except those contested by it in good faith that are listed in the Disclosure Schedule. The provision for taxes in the Company's financial statements is adequate for taxes due or accrued as of the date thereof. The Company has not elected pursuant to the Internal Revenue Code to be treated as a Subchapter S corporation or a collapsible corporation. No deficiency assessment or proposed adjustment of the Company's federal, state, or other taxes is pending or, to the Company's knowledge, threatened.

3.15 Insurance

The Company has in full force and effect general commercial liability insurance in amounts customary for companies similarly situated. The Company shall use commercially reasonable efforts to maintain such insurance or reasonably equivalent insurance following the Initial Closing.

3.16 Financial Statements

The Company has delivered to each Investor its audited financial statements for the period ended March 31, 2026, audited by AZM Consultants (Atta Ullah Shah, CPA, License No. M-1292) (the "Financial Statements"). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that they may not contain all footnotes required by GAAP. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein. The Company has no material liabilities or obligations, contingent or otherwise, other than (a) liabilities incurred in the ordinary course of business subsequent to March 31, 2026, (b) obligations under contracts and commitments incurred in the ordinary course of business, and (c) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements. The Company's auditors have issued a going concern qualification in connection with the Financial Statements, which the Investors acknowledge having reviewed.

3.17 Changes

Since March 31, 2026, there has not been any event, condition, change, or effect that has had or is reasonably likely to have a Material Adverse Effect. Since March 31, 2026, the Company has not (a) sold, transferred, or otherwise disposed of any of its material assets except in the ordinary course of business; (b) made any material change in its business or operations; (c) entered into any transaction outside the ordinary course of business; (d) suffered any damage, destruction, or loss in excess of $25,000; (e) made any change in any compensation arrangement or agreement with any employee; (f) made any loan to, or entered into any other transaction with, any of its directors, officers, or employees; (g) declared or paid any dividends; or (h) agreed to do any of the foregoing.

3.18 Disclosure

The Company has fully provided each Investor with all material information that such Investor has requested for deciding whether to purchase the Shares, including copies of the Transaction Documents and the Financial Statements. No representation or warranty of the Company contained in this Agreement, and no certificate furnished or to be furnished to the Investors at each Closing, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

ARTICLE IV — REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each Investor, severally and not jointly, hereby represents and warrants to the Company as of the date of each Closing at which such Investor purchases Shares as follows:

4.1 Authorization

Such Investor has full power and authority to enter into the Transaction Documents to which it is a party. The Transaction Documents to which such Investor is a party, when executed and delivered by such Investor, will constitute valid and legally binding obligations of such Investor, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and laws of general application relating to enforcement of creditors' rights and to general principles of equity.

4.2 Purchase Entirely for Own Account

Such Investor is acquiring the Shares for investment for such Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of applicable securities laws. Such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws.

4.3 Disclosure of Information

Such Investor has had an opportunity to discuss the Company's business, management, financial affairs, and the terms and conditions of the offering of the Shares with the Company's management and has had an opportunity to review the Company's facilities and the Transaction Documents. Such Investor has also had an opportunity to ask questions of officers of the Company, which questions were answered to its satisfaction.

4.4 Investment Experience

Such Investor is experienced in evaluating and investing in private placement transactions of securities in companies similar to the Company, and acknowledges that it can bear the economic risk of its investment and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of this investment.

4.5 Accredited Investor

Such Investor is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, as presently in effect, and such Investor is able to fend for itself in the transactions contemplated by the Transaction Documents.

4.6 Restricted Securities

Such Investor understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Investor's representations as expressed herein. Such Investor understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, such Investor must hold the Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

4.7 Legends

Such Investor understands that the Shares and any securities issued in respect of or exchange for the Shares may be notated with one or all of the following legends:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A VOTING AGREEMENT, AN INVESTORS' RIGHTS AGREEMENT, AND OTHER AGREEMENTS, COPIES OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY. ANY PURPORTED TRANSFER OR ENCUMBRANCE OF THESE SHARES NOT MADE IN ACCORDANCE WITH SUCH AGREEMENTS SHALL BE NULL AND VOID."

4.8 No General Solicitation

Such Investor is not purchasing the Shares as a result of any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio or presented at any seminar or, to such Investor's knowledge, any other general solicitation or general advertisement.

4.9 Bad Actor Representation

Such Investor represents that neither such Investor nor any person or entity that is affiliated with such Investor is subject to any disqualification under Rule 506(d) of Regulation D that would cause the loss of the Rule 506 exemption for this offering.

4.10 No Conflicts

The execution, delivery, and performance by such Investor of the Transaction Documents to which such Investor is a party and the consummation of the transactions contemplated thereby will not result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or a loss of any material benefit under any material agreement to which such Investor is a party, or result in the creation or imposition of any lien or encumbrance on any assets or properties of such Investor.

ARTICLE V — CONDITIONS TO CLOSING

5.1 Conditions to Investors' Obligations at Each Closing

The obligation of each Investor to purchase Shares at each Closing is subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived by the Requisite Investors:

(a) **Representations and Warranties.** The representations and warranties of the Company contained in Article III shall be true and correct in all material respects on and as of such Closing Date (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date).

(b) **Performance.** The Company shall have performed and complied in all material respects with all covenants, agreements, obligations, and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

(c) **Compliance Certificate.** The Chief Executive Officer of the Company shall deliver to each Investor at each Closing a certificate certifying that the conditions specified in Sections 5.1(a) and 5.1(b) have been fulfilled.

(d) **Qualifications.** All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of such Closing.

(e) **Charter.** The Company's Amended and Restated Certificate of Incorporation shall be in full force and effect as filed with the Delaware Secretary of State.

(f) Transaction Documents. The Company shall have executed and delivered the IRA, the Voting Agreement (or applicable joinder thereto), and all other Transaction Documents to which it is a party.

(g) Board of Directors. The Board shall consist of Felicite Moorman, Ryan Buchert, and the Preferred Director designated by the Requisite Investors. The Company shall have taken all necessary corporate action to cause the Preferred Director to be seated on the Board at the Initial Closing.

(h) Secretary's Certificate. The Secretary of the Company shall have delivered to each Investor a certificate certifying (i) the Amended and Restated Certificate of Incorporation of the Company; (ii) the Amended and Restated Bylaws of the Company; and (iii) resolutions of the Board of Directors authorizing the execution and delivery of the Transaction Documents and the transactions contemplated thereby.

(i) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at each Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Investor.

(j) SAFE Conversion (Initial Closing Only). At the Initial Closing, all outstanding SAFE Agreements shall have been converted or shall concurrently convert into shares of Series Seed Preferred Stock in accordance with Section 2.3.

(k) Minimum Threshold (Initial Closing Only). The Company shall have received aggregate gross proceeds of not less than the Minimum Threshold at the Initial Closing.

5.2 Conditions to Company's Obligations at Each Closing

The obligations of the Company to sell and issue the Shares at each Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived by the Company:

(a) Representations and Warranties. The representations and warranties of each Investor contained in Article IV shall be true and correct in all material respects on and as of such Closing Date.

(b) Performance. Each Investor shall have performed and complied in all material respects with all covenants, agreements, obligations, and conditions contained in this Agreement required to be performed or complied with by such Investor on or before such Closing.

(c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body required in connection with the lawful issuance and sale of the Shares shall be obtained and effective as of such Closing.

(d) Payment. Each Investor shall have paid the full Purchase Price for the Shares being purchased at such Closing by wire transfer, ACH, or other immediately available funds to the Company's account as specified in writing by the Company.

(e) **Transaction Documents.** Each Investor shall have executed and delivered this Agreement, the IRA, the Voting Agreement joinder, and all other Transaction Documents to which such Investor is a party.

ARTICLE VI — COVENANTS OF THE COMPANY

6.1 Delivery of Financial Information

For so long as any Investor holds at least 1% of the outstanding capital stock of the Company on a Fully Diluted Basis, the Company shall deliver to such Investor: (a) unaudited quarterly financial statements within 45 days of each fiscal quarter-end; (b) annual audited (or, if audited financials are not available, reviewed) financial statements within 120 days of each fiscal year-end; and (c) an annual operating budget and business plan approved by the Board, within 30 days of the beginning of each fiscal year. The Investors' information rights shall be as set forth in the IRA, which shall supersede and replace this Section 6.1 upon execution of the IRA at the Initial Closing.

6.2 Board Matters

(a) The Company shall cause Board meetings to be held at least quarterly. The Company shall reimburse the Preferred Director for all reasonable out-of-pocket expenses incurred in connection with attending Board meetings and committee meetings.

(b) The Company shall provide the Preferred Director with all materials distributed to other directors in connection with any Board meeting at the same time such materials are distributed to other directors.

(c) The Company shall not take any action requiring approval of the holders of Series Seed Preferred Stock under the Charter without first obtaining such approval in accordance with the Charter.

6.3 Maintenance of Corporate Existence

The Company shall maintain its corporate existence in good standing under the laws of the State of Delaware, pay all taxes and other governmental charges prior to the time penalties attach thereto (except to the extent being contested in good faith), maintain all material licenses and permits required for the conduct of its business, and comply in all material respects with all applicable laws and regulations.

6.4 Intellectual Property Maintenance

The Company shall take commercially reasonable steps to maintain and protect its intellectual property rights, including filing non-provisional patent applications with respect to the three provisional patent applications described in Section 3.8(c) prior to the expiration of the applicable 12-month provisional period (on or before May 1, 2027), unless the Board determines in good faith that such filing is not in the best interests of the Company. The Company shall promptly notify the Investors of any known or suspected infringement of the Company's intellectual property rights.

6.5 Insurance

The Company shall use commercially reasonable efforts to maintain general commercial liability, directors' and officers' liability, and such other insurance policies as the Board determines to be appropriate for a company at the Company's stage of development and in such amounts as the Board reasonably determines.

6.6 Use of Proceeds

The Company shall use the net proceeds from the sale of the Shares solely for the purposes described in Section 2.4 and shall not use any proceeds to repay indebtedness owed to founders, officers, directors, or affiliates without the prior written consent of the Requisite Investors.

6.7 Reservation of Common Stock

The Company shall at all times reserve and keep available, solely for issuance and delivery upon conversion of the Shares, that number of shares of Common Stock as shall from time to time be issuable upon conversion of all outstanding Shares.

6.8 Key Person Provisions

The Company shall use commercially reasonable efforts to maintain key person life insurance on Felicite Moorman and Ryan Buchert in amounts determined by the Board to be appropriate, naming the Company as beneficiary, promptly following the Initial Closing. In the event either Felicite Moorman or Ryan Buchert ceases to serve as an officer of the Company for any reason, the Company shall promptly notify the Preferred Director and shall within 60 days present to the Board a plan for addressing such departure, including any proposed replacement.

6.9 SAFE Conversion Notice

The Company shall, at least five (5) business days prior to the Initial Closing, deliver written notice to each SAFE Agreement holder specifying the number of shares of Series Seed Preferred Stock to be issued upon conversion of such holder's SAFE Agreement, the conversion price, and any other material terms of such conversion, and shall provide copies of such notices to the Investors.

ARTICLE VII — INDEMNIFICATION

7.1 Company Indemnification

The Company shall indemnify, defend, and hold harmless each Investor and its respective officers, directors, employees, partners, members, stockholders, agents, affiliates, successors, and permitted assigns (collectively, "Investor Indemnitees") from and against any and all claims, actions, causes of action, demands, recoveries, losses, damages, fines, penalties, liabilities, costs, and expenses, including reasonable attorneys' fees and costs of suit (collectively, "Losses"), to the extent arising out of or relating to:

(a) any material breach of any representation or warranty made by the Company in this Agreement or any other Transaction Document as of the date when made or as of the applicable Closing Date; or

(b) any material breach of any covenant or agreement of the Company contained in this Agreement or any other Transaction Document.

7.2 Investor Indemnification

Each Investor, severally and not jointly, shall indemnify, defend, and hold harmless the Company and its respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (collectively, "Company Indemnitees") from and against any Losses to the extent arising out of or relating to:

(a) any material breach of any representation or warranty made by such Investor in this Agreement or any other Transaction Document; or

(b) any material breach of any covenant or agreement of such Investor contained in this Agreement or any other Transaction Document.

7.3 Limitations on Indemnification

(a) The Company's indemnification obligations under Section 7.1 shall not apply to any Losses (i) that result from the fraud, gross negligence, or willful misconduct of the applicable Investor Indemnitee, (ii) that are recoverable by such Investor Indemnitee under any applicable insurance policy, or (iii) to the extent the aggregate Losses subject to indemnification claims exceed the aggregate Purchase Price paid by all Investors under this Agreement.

(b) No indemnification claim shall be brought under this Article VII unless the Losses subject to such claim exceed $25,000 in the aggregate (the "Basket"), at which point the indemnifying party shall be liable for all Losses from the first dollar. This Basket shall not apply to claims arising from fraud.

(c) No indemnification claim under Section 7.1 shall be brought more than 24 months after the Initial Closing Date, except for claims arising from fraud or intentional misrepresentation, which may be brought at any time permitted by applicable law.

7.4 Indemnification Procedure

(a) The party seeking indemnification (the "Indemnified Party") shall promptly notify the indemnifying party (the "Indemnifying Party") in writing of any claim for which indemnification is sought, provided that failure to give timely notice shall not affect the rights of the Indemnified Party except to the extent the Indemnifying Party is materially prejudiced by such failure.

(b) The Indemnifying Party shall have the right to control the defense of any third-party claim with counsel reasonably acceptable to the Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Party in the defense of such claim. The Indemnifying Party shall not settle any third-party claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld.

ARTICLE VIII — MISCELLANEOUS

8.1 Survival of Warranties

Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Investors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and each Closing for a period of 24 months following the applicable Closing Date, except that representations and warranties relating to the authorization and issuance of the Shares, the Charter, and capitalization of the Company shall survive indefinitely. The covenants of the Company set forth in Article VI shall survive each Closing until performed in full or until the applicable covenant terminates by its own terms.

8.2 Successors and Assigns

The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither this Agreement nor any rights, duties, or obligations hereunder may be assigned by any Investor without the prior written consent of the Company, except that each Investor may assign its rights and obligations under this Agreement to any affiliate of such Investor, provided that (a) such affiliate executes and delivers a written assumption of all of such Investor's obligations hereunder, and (b) such assignment does not result in the loss of any exemption from securities registration relied upon by the Company in connection with this Agreement.

8.3 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions. Any suit, action, or proceeding arising out of or relating to this Agreement shall be brought in the state or federal courts located in the State of Delaware, and the parties hereby consent to the exclusive jurisdiction of such courts and waive any objection to the laying of venue therein.

8.4 Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, the Uniform Electronic Transactions Act, or other applicable law), or other transmission method, and any counterpart so delivered shall be deemed duly and validly delivered and valid and effective for all purposes.

8.5 Titles and Subtitles

The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.6 Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified; (b) when sent, if sent by electronic mail during normal business hours of the recipient (and if not sent during normal business hours, then on the recipient's next business day); (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next-business-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A or the signature pages hereto, or to such address as subsequently modified by written notice given in accordance with this Section 8.6.

8.7 No Finder's Fees

Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which such Investor or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless each Investor from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees, or representatives is responsible.

8.8 Attorneys' Fees

If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

8.9 Amendments and Waivers

Any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company and the Requisite Investors; provided, however, that any amendment or waiver that (a) disproportionately and adversely affects any Investor relative to other Investors, or (b) reduces the number of Shares an Investor is entitled to purchase without such Investor's consent shall require the written consent of such affected Investor. Any amendment or waiver effected in accordance with this Section 8.9 shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding, each future holder of all such securities, and the Company.

8.10 Severability

The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

8.11 Delays or Omissions

No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein.

8.12 Entire Agreement

This Agreement (including the Exhibits and Schedules hereto) and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

8.13 Dispute Resolution

The parties shall attempt to resolve any dispute arising out of or relating to this Agreement through good faith negotiation. If the parties are unable to resolve such dispute through negotiation within 30 days after written notice of the dispute is provided by either party, the dispute shall be submitted to non-binding mediation before a mutually agreed mediator in Delaware. If mediation is unsuccessful, the parties may pursue their rights and remedies in the state or federal courts of Delaware as provided in Section 8.3.

8.14 SPV Investor Treatment

For the avoidance of doubt, ArcRaise SPV LLC, as the holder of Series Seed Preferred Stock acquired through the Regulation Crowdfunding offering, shall be a party to this Agreement solely as a Purchaser with respect to its Series Seed Preferred Stock purchase. Individual investors in ArcRaise SPV LLC are not and shall not be parties to this Agreement. The rights of individual investors in ArcRaise SPV LLC are governed exclusively by the SPV's operating agreement and applicable law.

[SIGNATURE PAGES FOLLOW]

SIGNATURE PAGE TO SERIES SEED PREFERRED STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Series Seed Preferred Stock Purchase Agreement as of the date first written above.

COMPANY: BOSS TECH, INC.

By: _____

Name: Felicite Moorman

Title: Chief Executive Officer

Address: 3721 Midvale Ave, Philadelphia, PA 19129

Date: _____

INVESTOR SIGNATURE PAGE

By executing below, the undersigned agrees to purchase the number of shares of Series Seed Preferred Stock of Boss Tech, Inc. set forth opposite the undersigned's name on Schedule A to the Series Seed Preferred Stock Purchase Agreement dated *[_____, 20__]*, at a purchase price of $2.64 per share, and agrees to be bound by all terms and conditions of such Agreement applicable to Investors.

INVESTOR:

By: _____

Name: [INVESTOR NAME]

Title: [TITLE IF ENTITY]

Entity Type (if applicable): _____

Address: _____

Email: _____

Number of Shares: _____

Total Purchase Price: $_____

Date: _____

SCHEDULE A

INVESTORS AND SHARES

The following table sets forth the Investors, the number of Shares of Series Seed Preferred Stock purchased by each Investor, and the Purchase Price paid by each Investor at each Closing. This Schedule A shall be amended at each Subsequent Closing to reflect additional Investors admitted to this Agreement.

Investor Name	Address / Email	Shares Purchased	Purchase Price	Closing
[Investor 1]	[Address / Email]	[# Shares]	$[Amount]	Initial Closing
[Investor 2]	[Address / Email]	[# Shares]	$[Amount]	Initial Closing
Wefunder SPV, LLC (SAFE Conversion)	[Address]	[# Shares]	SAFE Conversion	Initial Closing
John Butz (SAFE Conversion)	[Address]	[# Shares]	SAFE Conversion	Initial Closing
ZRF Global LLC (SAFE Conversion)	[Address]	[# Shares]	SAFE Conversion	Initial Closing
[Subsequent Closing Investor]	[Address / Email]	[# Shares]	$[Amount]	Subsequent Closing
TOTAL		[Total Shares]	$[Total]	

SCHEDULE B

DISCLOSURE SCHEDULE

This Disclosure Schedule is delivered by Boss Tech, Inc. (the "Company") pursuant to the Series Seed Preferred Stock Purchase Agreement dated *[_____, 20__]* (the "Agreement"). The section references below correspond to the sections of Article III of the Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Agreement.

The disclosure of any matter in this Disclosure Schedule shall not be deemed an admission that such matter is material for purposes of the Agreement or that such matter would constitute a Material Adverse Effect. Headings in this Disclosure Schedule are for convenience only.

Section 3.2 — Capitalization

(a) Equity Incentive Plan: The Company has adopted an equity incentive plan under which 836,000 shares of Common Stock have been awarded and 254,909 shares remain available for future awards. A summary of outstanding awards is attached as Exhibit 1 to this Disclosure Schedule.

(b) SAFE Agreements: The following SAFE Agreements are outstanding as of the date of this Agreement: (i) Wefunder SPV, LLC — $256,525 face amount; (ii) John Butz — $100,000 face amount; (iii) ZRF Global LLC — $5,844,000 aggregate face amount across multiple tranches. All SAFE Agreements are expected to convert into shares of Series Seed Preferred Stock at the Initial Closing. The material terms of each SAFE Agreement are available upon request.

Section 3.8 — Intellectual Property

(a) Trademark Owner Name Update: The Company's three USPTO trademark registrations (Reg. Nos. 7531731, 7770899, and 7863754) are currently registered in the name of BOSS Tech, LLC, the Company's predecessor entity, as a result of the January 1, 2024 (filed December 27, 2023) statutory conversion. The Company owns these marks by operation of law and is in the process of updating the USPTO records to reflect the Company's current corporate form. Trademark prosecution is handled by Susan A. Smith, Ballard Spahr LLP.

(b) Provisional Patent Applications: Three provisional patent applications are outstanding as described in Section 3.8(c) of the Agreement. The applications expire on or about May 1, 2027 if non-provisional applications are not filed.

(c) Prior Opposition Proceedings: During prosecution of the Company's trademark applications, Hugo Boss AG sought an extension of time to oppose the Class 042 applications and iboss, Inc. sought an extension of time to oppose the Class 009 application. Neither party filed an opposition and all three marks are registered. The Class 009 mark expressly excludes cybersecurity-related goods.

Section 3.11 — Related Party Transactions

(a) ZRF Global LLC: ZRF Global LLC is a related party. Felicite Moorman and Ryan Buchert each serve as Managing Members of ZRF Global LLC and certain of its wholly owned and partially owned subsidiaries and affiliates. ZRF Global LLC has provided financing to the Company through multiple SAFE tranches totaling $5,844,000 in aggregate face amount. All SAFE tranches were issued on the same terms as other SAFE investments accepted by the Company during the same periods. A complete schedule of ZRF Global LLC SAFE tranches is attached as Exhibit 2 to this Disclosure Schedule.

(b) Costa Rica Subsidiary: The Company wholly owns PURAVIDA SERVICES BY BOSSTECH SOCIEDAD DE RESPONSABILIDAD LIMITADA, a Costa Rica-incorporated entity, which operates as a component of the Company's international operations and is included in the Company's consolidated financial statements.

Section 3.16 — Financial Statements

Going Concern: The Company's audited financial statements for the period ended March 31, 2026 include a going concern qualification from AZM Consultants (Atta Ullah Shah, CPA, License No. M-1292). The Company has incurred recurring losses since inception and had an accumulated deficit of $7,483,628 as of March 31, 2026. Management's plans to address the going concern include the completion of this offering and the concurrent Reg CF offering, and the Company's planned commercial launch.

[ALL OTHER SECTIONS — No exceptions noted as of the date of this Agreement. The Company shall supplement this Disclosure Schedule at each Subsequent Closing to reflect any material changes since the Initial Closing Date.]